Exhibit 3.2

Altamira Therapeutics Ltd.

Extract of Directors’ Unanimous Written Resolutions

Dated November 28, 2023

Reverse Share Split

WHEREAS the Company is not in compliance with the NASDAQ minimum bid-price requirement as of the date of these resolutions;

WHEREAS the Directors of the Company believe it to be in the best interest of the Company to perform a reverse split by way of share consolidation at this point;

RESOLVED that a reverse split by way of share consolidation of the Company’s common shares par value USD 0.0001 per share at a ratio of 20:1 be and is hereby approved with effect from the close of the Nasdaq Capital Market on December 7, 2023 or any trading day thereafter until no later than December 11, 2023 (the “Effective Date”), such that for every 20 common shares of par value USD 0.0001 of the Company there shall be 1 common share of par value USD 0.002 of the Company (the “Reverse Split”), and that the Company’s common shares shall start trading on Nasdaq Capital Market on a reverse split adjusted ratio of 20:1 on or around December 11, 2023 or any trading day thereafter until no later than December 12, 2023;

RESOLVED that any director or officer of the Company be and is hereby authorised, in his or her absolute and unfettered discretion to determine and approve the Effective Date, with such determination and approval to be conclusively evidenced by any such person’s execution of any document or taking of any such action in connection therewith;

RESOLVED that where any fractional shares arise as a consequence of the Reverse Split, any director or officer of the Company be authorised in their unfettered discretion to either (i) cancel such fractional shares without compensation to the holder thereof; or (ii) cancel such fractional shares and pay compensation to the holder thereof, such compensation to be determined by multiplying the fractional share by the price of the Company’s common shares on the Nasdaq Capital Market at the start of trading on the first business day the common shares trade at a Reverse Split adjusted ratio of 20:1;

RESOLVED that any director, officer and any other authorised person is hereby authorized and empowered, for and on behalf of the Company, to do and perform or cause to be done and performed, all such further acts and things and to enter into, execute and deliver all such certificates, agreements, acknowledgments, instruments, contracts, statements and other documents, including any and all amendments thereto, as such director, officer or other authorised person of the Company shall in his or her absolute and unfettered discretion deem necessary, advisable or appropriate to effectuate and carry out the purposes and intent of the foregoing resolutions, such determination to be conclusively evidenced by any such execution or the taking of such action by such director, officer or other authorised person of the Company